SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

P&O PRINCESS CRUISES PLC

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
February 2002

Not Applicable
(Translation of registrant's name into English)

77 New Oxford Street, London WC1A 1PP
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 - 2(b) 82 -

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P&O PRINCESS CRUISES PLC

Date: 4 February 2002

By: ______________________

Name: Simon Pearce

Title: Company Secretary

For immediate release

P&O Princess Cruises plc

Rejection of pre-conditional offer from Carnival

4 February 2002

On 30 January 2002 Carnival Corporation ("Carnival") revised its pre-conditional offer to acquire P&O Princess Cruises plc ("P&O Princess"). Carnival announced that it would, subject to the satisfaction of its regulatory pre-condition, make an offer to acquire P&O Princess. That offer currently values P&O Princess at 509 pence per share (based on Carnival's closing share price on 1 February 2002 of US$26.88 and a US$/UK£ exchange rate of 1.4162).

The Board of P&O Princess (the "Board") has now had the opportunity to review Carnival's latest offer in detail with its advisers and has concluded that the revised offer is not as favourable financially to P&O Princess shareholders ("Shareholders") and is less likely to be completed than the transaction with Royal Caribbean Cruises Ltd. ("Royal Caribbean"). Further details of the Board's considerations are set out below.

The Board therefore continues to recommend that Shareholders vote in favour of the proposed combination with Royal Caribbean (the "Combination") at the Extraordinary General Meeting (the "EGM") on 14 February 2002 and vote against any proposal to adjourn the EGM.

Value

In its announcement on 30 January 2002, Carnival stated that its latest offer was equivalent in value to the proposal it made on 17 January 2002, which the Board had already determined was not as favourable financially to Shareholders as the Combination.

In its revised offer, Carnival has changed the proposed consideration from a part-share and part-cash proposal to an all share proposal. It should be noted that Carnival shares are not included in the FTSE UK indices. Unless Shareholders are willing and able to retain Carnival shares, they would, in effect, be cashing out and would not be able to participate either in the value creation potential of P&O Princess, or that of the Combination. They would also not be participating in the near-term recovery, or any future growth and global diversification of the cruise sector of the vacation market. Furthermore, the impact of flowback on Carnival's share price at the time of completion might result in Shareholders being unable to realise the full value of Carnival's offer.

77 New Oxford Street
London WC1A 1PP
Telephone: +44 (0)20 7805 1200
Facsimile: +44 (0)20 7805 1240/1241
www.poprincesscruises.com

Registered office as above,
registered in England 4039524

Additionally, the Board continues to believe that the price offered by Carnival does not fairly reward Shareholders for the value that would be created for Carnival and its shareholders from the integration of P&O Princess into Carnival.

In consultation with its financial advisers, and after taking into account all the above-mentioned factors, the Board has concluded that the revised takeover proposal from Carnival is not as favourable to Shareholders from a financial point of view as the Combination.

Deliverability

The Board recognises that Carnival has reduced the pre-conditionality of its takeover proposal and notes that under the terms of the Takeover Code it is in effect committed to proceed with its offer in the event that its anti-trust pre-condition is satisfied. The Board together with its advisers has also reviewed the conditions to Carnival's offer in the light of all information available to it. Apart from anti-trust issues, the Board does not see any reason why those conditions relating to P&O Princess should not be capable of satisfaction.

However, the Board remains concerned as to the motivation of Carnival. Carnival may be indifferent between acquiring P&O Princess and breaking up the Combination, given that both outcomes would result in Carnival preserving its position as the world's largest cruise ship operator and its leadership position in both the United States and Europe.

Accordingly, the Board is concerned that Carnival's regulatory pre-condition continues to require satisfaction "in terms satisfactory to Carnival". This still gives Carnival wide discretion as to whether or not to make an offer. As currently proposed, Carnival could withdraw for as simple a reason as the European Commission undertaking a stage II examination of the takeover. There is no evidence of any commitment on Carnival's part to resolve any issues that may be raised by the European Commission or the US Federal Trade Commission.

Regulatory issues

The Board considers that it is inappropriate to respond to the various detailed contentions made by Carnival asserting that there is no material difference between the regulatory positions of the two proposals. The fact is that the various regulatory bodies will be undertaking a lengthy assessment of all the competition issues that they deem may be relevant to both transactions. Speculating about what those issues may be and providing a superficial summary of those deliberations is both inappropriate and unhelpful.

The Board continues to believe that there is a material difference between the relevant substantive facts of the two proposals from an anti-trust perspective. The Board considers and has been advised by its legal advisors and economists, that a combination with Carnival, the world's leading cruise operator and the leader in both the United States and Europe, is likely to create materially more significant regulatory issues and risks than the Combination, particularly if Carnival chooses not to work with the various regulators to overcome and resolve any conditions or issues that may arise.

The Board has therefore concluded that the revised Carnival proposal, despite the reductions to its pre-conditionality, has significant completion risk and is less likely to be delivered than the transaction with Royal Caribbean.

Adjournment of the Extraordinary General Meeting

The Board has noted the speculation regarding the consequences of Shareholders proposing and voting in favour of adjournment of the EGM to be held on February 14. The Board would like to clarify its position on this issue.

After consulting with its legal advisers and reviewing the background facts, P&O Princess believes that the proposal and approval by its Shareholders of a resolution to adjourn the EGM should not give Royal Caribbean the right to terminate the implementation agreement with P&O Princess that provides for the Combination (the "Implementation Agreement"), although there is a risk that Royal Caribbean could take a different view.

Given the background and current circumstances, Royal Caribbean could reasonably be expected to object to an adjournment of the EGM and, if it occurs, to explore all possible avenues for terminating the Implementation Agreement. As a practical matter, this could threaten the ultimate success of the Combination.

The Board will shortly be writing to Shareholders to recommend that Shareholders should vote in favour of the resolution to approve the Combination at the EGM, and also recommends that Shareholders should vote against any resolution that may be proposed to adjourn the EGM.

Combination with Royal Caribbean

The Board believes it is important that Shareholders not lose sight of the benefits of the Combination when considering the appropriate course of action.

The Combination will create a global cruise line of approximately the same size as Carnival. It will have the brands, assets, global reach and cost cutting potential to be a formidable competitor to Carnival. Through a combination of improving operating margins and increasing the rating of its shares, the Combination has the potential to accelerate value creation for Shareholders. The Combination will enable Shareholders to participate in the upside potential of both the Combination and the cruise sector of the global vacation market.

Through the dual listed structure, P&O Princess shares will remain in the FTSE All Share Index, allowing all P&O Princess shareholders to retain their shares following completion of the Combination.

P&O Princess also has a committed partner, a signed contract and the irrevocable commitment of Royal Caribbean's major shareholders to vote in favour of the transaction at their EGM, which is also to be held on February 14.

Other issues

Attached as an appendix to this press release are further statements dealing with various issues that the Board considers relevant to Shareholders in their considerations as to how they should vote at the forthcoming EGM.

Conclusion

Based on the foregoing analysis, the Board, which is being advised by Schroder Salomon Smith Barney, will shortly be writing to Shareholders stating that it continues to recommend that Shareholders should vote in favour of the resolution to approve the Combination at the EGM, and also recommends that Shareholders should vote against any resolution that may be proposed to adjourn the EGM.

Peter Ratcliffe, Chief Executive of P&O Princess said today:

"Notwithstanding many distractions over these last several weeks, the Board has been singularly focused on one issue: creating a deliverable transaction that maximises value for our shareholders. We consider that the Royal Caribbean transaction creates more value and is more deliverable than Carnival's latest takeover proposal.

"Carnival appear to have adopted a strategy of incrementally improving their offer in an attempt to find the minimum proposal necessary to delay our EGM, which if successful could threaten the transaction with Royal Caribbean. Without Royal Caribbean, our shareholders would be left with only the less valuable Carnival proposal, which itself may not be delivered.

"We continue to question whether Carnival is indifferent between breaking up our deal with Royal Caribbean and completing a takeover of P&O Princess. In either event they will remain the world's largest cruise line and the leader in both Europe and North America. Carnival could use the regulatory process to avoid making or completing an offer.

"The Combination with Royal Caribbean is a unique opportunity to accelerate the creation of value for our shareholders. We continue to recommend that shareholders vote in favour of the Combination at next week's EGM."

Appendix

Extraordinary General Meeting

Under the terms of the Implementation Agreement, P&O Princess is required to convene the EGM as soon as possible and the meeting has now been set for 14 February.

The Board is continuing to recommend that Shareholders should vote in favour of the resolution to approve the Combination at the EGM, and also recommends that Shareholders should vote against any resolution that may be proposed to adjourn the EGM.

A resolution to adjourn the EGM can be proposed by a Shareholder at the meeting. In this event if so directed by resolution of the meeting, the Chairman of the EGM is required to adjourn the EGM. If proposed, a resolution would need to be passed by a simple majority of those voting in person or by proxy. The adjourned meeting would be reconvened at such place and on such time as the Chairman of the EGM determines in his absolute discretion. If the meeting were adjourned for longer than 30 days, or for an indefinite period, then P&O Princess would give Shareholders at least seven clear days notice of the adjourned meeting.

If a Shareholder has appointed a proxy, that proxy will have discretion as to how to vote on any adjournment resolution, unless that Shareholder has given specific instructions to the proxy regarding such a resolution. Accordingly, absent such instructions, the Chairman of the meeting (or other relevant proxy) will vote any proxies he has received on an adjournment resolution at his discretion.

Taxation

Further to the P&O Princess announcement of 18 January 2002, provided below are further details confirming the taxation status of the Combination.

According to Section 883 of the US Internal Revenue Code ("Section 883") the US source income of certain foreign corporations derived from, or incidental to, the international operation of ships, is not subject to US income or branch profits tax. Both P&O Princess and Royal Caribbean currently claim the benefit of Section 883 on the basis that they satisfy the publicly traded test which requires their stock to be primarily and regularly traded on an established securities market.

Proposed regulations have been issued under Section 883 which, inter alia, interprets the publicly traded test. In particular, these regulations require that stock representing at least 80% of the issuer's stock by both voting power and value is publicly traded.

Even though the proposed regulations are only in draft form, nevertheless, the Board believes that P&O Princess satisfies both the strict wording and the spirit of the regulations as drafted and that this will not be affected by the agreed Combination. This analysis is based on the stock of both P&O Princess and Royal Caribbean under the Combination passing the test whether applied by vote or value.

The question has been raised whether the so called special voting shares to be created as part of the Combination structure are stock, carrying more than 20% of the votes, which is not publicly traded; this result would mean that the test would not be satisfied. The Board believes that, under well accepted US federal tax principles, the special voting shares should not be considered "stock" for federal income tax purposes, because although they provide for certain voting rights, they essentially represent obligations to vote in accordance with public shareholders and do not entitle at any time the holder to any economic participation in either company. They are simply a proxy mechanism, which is to be exercised according to the votes of the shareholders of the other company in the Combination. The holder of the special voting share has no economic rights or beneficial interest in either company, and the board of directors of each company in the Combination may require a transfer of the share to another trustee at any time. The Board believes that the mere label of an instrument as a "share" has little, if any, impact in the determination as to whether such an instrument is characterised as stock for federal income tax purposes.

P&O Princess has been advised that, with respect to the application of the proposed regulations to the Combination, the US Internal Revenue Service will not ordinarily provide rulings on proposed regulations. Furthermore, as they are still in draft, there is a remote possibility that the final regulations could be amended in a manner that results in the application of Section 883 being restricted whether in relation to a dual listed type structure or any other structure. P&O Princess recognises this possibility, but does not believe that the dual listed structure reduces the flexibility to restructure if required. In the unlikely event that it proved necessary, the Combination has a number of options open to it to ensure that there is no material change to its existing beneficial tax position. In particular, this could involve adapting the current contractual agreements with Royal Caribbean to enable appropriate modifications to be made to the precise mechanism implementing the special voting arrangement.

Therefore, as previously stated, the Board believes that the implementation of the Combination will not adversely affect the ability of the Combination to claim exemption from United States federal income tax under Section 883 with respect to income derived from or incidental to the international operation of ships.

Joint Venture Termination Right

As stated previously, at the same time that P&O Princess and Royal Caribbean agreed to the Combination the two companies also entered into an agreement to create a joint venture designed to provide cruises to customers in Italy, France and Spain (the "Joint Venture Agreement"). Each party retained the unilateral right to terminate the Joint Venture Agreement on or after 1 January 2003.

Upon such a termination, the joint venture company would be wound up and each party would have returned to it the respective assets that it had contributed, less half of any operating costs incurred by the joint venture company prior to termination. A party will lose this termination right only if, prior to the termination date, a change of control, as defined in the Joint Venture Agreement, of such party has occurred or certain commercial benchmarks are satisfied.

The commercial benchmarks were set out in the circular to Shareholders dated 27 December 2001 (the "EGM Circular"). In each case, the benchmark is based on the percentage of available reservations for a specified period that P&O Princess has taken with deposits for the joint venture by a specified date. A benchmark will only be satisfied if the actual percentage of reservations taken by P&O Princess exceeds the threshold percentage set out in the benchmark. It is within each party's power and control to prevent the satisfaction of the benchmarks in order to preserve its termination right, because P&O Princess must take the reservations and Royal Caribbean controls the pricing of the cruises. If a change of control of P&O Princess has occurred prior to 1 January 2003, then P&O Princess will lose its termination right and certain management and shareholder rights and will be subject to put and call arrangements as described in the EGM Circular.

The Joint Venture Agreement expressly provides that, notwithstanding anything to the contrary in the agreement, neither party will have any liability to the other party or to the joint venture company for any failure to meet the benchmarks or any act or omission that directly or indirectly gives rise to such failure.

P&O Princess has received clear advice from its legal advisers that it has no express or implied obligation under the Joint Venture Agreement or otherwise to cause the benchmarks to be satisfied. In particular, P&O Princess has been advised that the "implied covenant of good faith and fair dealing" imposed by New York law will not result in any such obligation or otherwise limit P&O Princess' termination rights.

This is the position with respect to the Joint Venture Agreement termination provisions as perceived by the Board. Shareholders should understand that Royal Caribbean may take a different view on these matters and, depending on the circumstances, may dispute the interpretations of the Board.

Talks with Carnival

There continues to be speculation as to why the management of P&O Princess is not entering into talks with the management of Carnival. Set out below are the background facts that dictate this situation.

The Implementation Agreement with Royal Caribbean contains a provision (the "No Shop" clause) that would allow P&O Princess to negotiate with and provide information to Carnival only if Carnival has made a "Superior Proposal". In order to be a Superior Proposal, the Board must determine in good faith that the proposal is both more favourable to P&O Princess from a financial point of view than the Combination and is reasonably likely to be consummated taking into account all relevant factors. Before taking any action in respect of a Superior Proposal, P&O Princess must give Royal Caribbean ten business days prior notice.

The Board determined that Carnival would have to make a Superior Proposal by 18 January 2002 if the Board was both to have sufficient time prior to the EGM for talks with Carnival and not to breach the terms of the Implementation Agreement. Such a breach would have allowed Royal Caribbean to terminate the agreement and claim a break fee of $62.5m.

This timetable was dictated by:

- the terms of the No Shop clause in the Implementation Agreement and in particular the requirement to give Royal Caribbean ten business days notice if Carnival were to make a Superior Proposal;
- the time needed for discussions with Carnival;
- the time needed for Shareholders to consider the Board's final recommendation; and
- the requirement in the Implementation Agreement that the EGM be convened as soon as possible.

To accommodate this timetable, and to give everyone time to consider the new situation, P&O Princess decided, with the consent of Royal Caribbean, to extend the period between posting the EGM Circular and the holding of the EGM to seven weeks rather than the standard three week period. The following announcement was made on December 19 2001 just three days after receipt of the first pre-conditional offer from Carnival:

"If Carnival makes an offer before January 18, 2002 that the P&O Princess Board believes is credible and superior, then the Board will have sufficient time to consider and discuss the offer with Carnival. Under this timetable, Shareholders would have sufficient time prior to the EGM to consider both alternatives together with the Board's recommendation."

The proposal to make a pre-conditional offer received on January 17 2002 was not a Superior Offer in terms of either value or deliverability and therefore Carnival lost its last opportunity to have talks with P&O Princess prior to the EGM.

Given the proximity to the EGM date, even if Carnival were now to put forward a Superior Proposal, P&O Princess could only enter into discussions with Carnival prior to the EGM if it was to break its agreement with its committed partner, Royal Caribbean.

ENQUIRIES

P&O Princess
+44 (0) 20 7805 1200
Caroline Keppel-Palmer
+44 (0) 7730 732015

Schroder Salomon Smith Barney
+44 (0) 20 7986 4000
Robert Swannell
Wendell Brooks
Peter Tague
Ian Hart
David James (Corporate Broking)

Credit Suisse First Boston (Europe) Ltd
+44 (0) 20 7888 8888
Tom Reid (Corporate Broking)

Brunswick (London)
+44 (0) 20 7404 5959
John Sunnucks
Sophie Fitton
Brunswick (US)
+1 212 333 3810
Steve Lipin
Lauren Teggelaar

Schroder Salomon Smith Barney and Credit Suisse First Boston (Europe) Limited, which are regulated in the United Kingdom by The Financial Services Authority, are acting for P&O Princess Cruises plc and no one else in connection with the proposal from Carnival and will not be responsible to anyone other than P&O Princess Cruises plc for providing the protections afforded to customers of Schroder Salomon Smith Barney and Credit Suisse First Boston (Europe) Limited or for providing advice in relation to the approach.

The directors of P&O Princess accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of P&O Princess (who have taken all reasonable care to ensure that such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Salomon Brothers International Limited (trading as Schroder Salomon Smith Barney) is regulated in the United Kingdom by the Financial Services Authority Limited. Salomon Smith Barney is a service mark of Salomon Smith Barney Inc. Schroders is a trademark of Schroders Holdings PLC and is used under licence.

Certain statements contained in this announcement are ''forward-looking statements'' that involve risks, uncertainties and assumptions with respect to P&O Princess and Royal Caribbean and their respective subsidiaries and the Combination, including certain statements concerning the transactions described herein, profit forecasts, working capital, future results, strategies, plans and goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbours from liability provided by Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, which are part of the US Private Securities Litigation Reform Act of 1995. You can find many (but not all) of these statements by looking for words like ''will'', ''may'', ''believes'', ''expects'', ''anticipates'', ''plans'' and ''estimates'' and for similar expressions. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause the transactions described herein not to occur and/or each of P&O Princess', Royal Caribbean's and the Combination's actual results, performance or achievements to differ materially from those expressed or implied in this announcement. These include, but are not limited to, regulatory and shareholder approvals, achievement of planned synergies, economic and business conditions in general and, conditions in the cruise, travel and vacation industries in particular, including changes in industry cruise ship capacity and competition from other cruise ship operators and other vacation alternatives, safety and security concerns, incidents at sea, weather conditions, the political climate, fluctuations in interest rates, fluctuations in the price of oil, changes in the tax and regulatory regimes under which each company operates, capital expenditures, and factors impacting each of P&O Princess', Royal Caribbean's and the Combination's international operations. In addition, the paragraph entitled ''Risk Factors'' in Section 5 of the EGM Circular and each of P&O Princess' and Royal Caribbean's Annual Report on Form 20-F for the year ended 31 December 2000 filed with the US Securities and Exchange Commission contain important cautionary statements and a discussion of many of the factors that could materially affect the accuracy of each company's forward-looking statements and/or adversely affect their respective businesses, results of operations and financial position, which statements and factors are incorporated herein by reference.

Subject to any continuing obligations under applicable law or any relevant listing rules, P&O Princess expressly disclaims any intention or obligation to disseminate, after the date of this announcement, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.